Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

TOTAL VOTING RIGHTS

London, United Kingdom, 30 May 2008 – Randgold Resources Limited announces that, in accordance with FSA’s Disclosure and Transparency Rules, its issued share capital consists of 76 235 750 (seventy six million two hundred and thirty five thousand seven hundred and fifty) issued ordinary shares of US$0.05 each.

Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 5 826 (five thousand eight hundred and twenty six) issued ordinary shares in Treasury. Therefore, the total number of voting rights in the Company is 76 229 924 (seventy six million two hundred and twenty nine thousand nine hundred and twenty four).

The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the FSA’s Disclosure and Transparency Rules.

Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com